

Mail Stop 3030

April 29, 2010

Via Facsimile to (410) 229-1669 and U.S. Mail

David M. Young
Senior Vice President and
Chief Financial Officer
TESSCO Technologies Incorporated
11126 McCormick Road
Hunt Valley, Maryland 21031

> **Re: TESSCO Technologies Incorporated**
> **Form 10-K for the fiscal year ended March 29, 2009**
> **Filed May 27, 2009**
> **File No. 1-33938**

Dear Mr. Young:

    We have reviewed your response dated March 24, 2010 and have the following comment. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 3

1.   We note your response to prior comment 1. It remains unclear how you determined that your contracts with your most significant customers in the fiscal year ended March 29, 2009 (FY2009) are not material. Your response suggests that agreements which do not carry a purchase obligation or are terminable at will are necessarily not material. Your response also appears to suggest that it is inappropriate to determine the materiality of

FY2009 sales contracts until the end of the following fiscal year when you would determine whether the FY2009 sales lost due to terminated relationships have been adequately offset by increased sales to new or existing customers in the following year. Please tell us whether, and if so, why, you believe that materiality should not be judged as of the period covered by the 10-K. Consider Compliance Disclosure Interpretations Question 102.01. In this regard, we note that during the period covered by this report, your agreements with Motorola and AT&T accounted for 11% and 22% of your revenue, respectively. As such, the agreements appear to be material and should be filed. To the extent that you continue to believe otherwise, please provide us with your analysis and cite the authority upon which you rely. Alternatively, please confirm that you will file the referenced agreements.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Allicia Lam at (202) 551-3316 with any questions. Should you require further assistance, you may contact me at (202) 551-3314.

Sincerely,

Daniel Morris
Special Counsel

CC (by facsimile):   Douglas M. Fox – Ballard Spahr LLP